2025 REPORT

Neighbor Pet Food


NEIGHBOR
BEEF MEATBALLS
FOR DOGS
NEIGHBOR
TURKEY MEATBALLS
FOR DOGS

LETTER

Dear investors,

The company in 2025 made significant progress leading with the rebranding, new packaging and launch of the new website in early Q2. The branding and packaging has been very well received by customer and industry profesionals. In Aug and Sept 2025 significant work went into the due diligence of adopting our scale and growth model being a franchise business. The franchise concepts aligns very well with the Neighbor brand and grass roots marketing approach,local support and delivery. The Neighbor franchise model is very simplistic. Low investment compared to other pet franchises, and simplistic operational model. This simplicity and low capital investment will result in exponential scale starting in 2028. We will use the next 15 months to validate and document the business including the completion of the required

Federal Disclosure Document to enable a sale of franchises. By end of Q3 or early Q4 2027, we expect to sell our first franchises and then start accelerating franchise sales by Q3 2028. We will sell the product to our franchisee's and handle distribution and delivery in local markets. We will generate revenues in the future from Franchise Fees, Royalties and sale of product to our franchisees.

 Our franchisee's will focus 100% of their time on building and supporting their customers. Subsequent to year end, the company has hired a new CEO with 30 years franchising experience in retail.

 Plus they have 2 years of pet space experience. We have worked with limited capital resources in 2025. The effort expended on branding, packaging, new website and franchising expended all of our personnel resources. As such, minimal revenue growth occured in 2025. We have now shifted all our focus on customer and revenue growth for 2026. In product development, we are in final stages of having a cat product offering. In Q2 of 2026, we will begin selling into our existing DTC and retail partners and also make avaiable on the website. In addition, we have develped a shelf-stable air dried product that we are selling to a small set of customers who live outside of the Pacific Northwest. This product will eventually be sold on major 3rd party websites like Amazon. We expect this product to be commercially available by end of 2027.

We need your help!

We could use a controller or accountant to help us with reporting of key metrics, cash management, inventory management, forecasting and monthly financial statements. We could use an advisor who could assist with digital marketing strategies and assesing our website conversion performance. We would appreciate any support in with introductions of our opportunity to other investors.

Sincerely,

Paul Mardesich

CEO & Founder

How did we do this year?

REPORT CARD

B+

☺ The Good

- New branding and packaging
- New products developed for cat and air-dried
- Business strategy identified to be a franchise business

☹ The Bad

- DTC customer acquisition slower than expected
- Unexpected loss of two team members due to reasons unrelated to our business that impacted our growth
- Investment with digital agency did not produce desired results.

2025 At a Glance

January 1 to December 31



$364,452 +18%
Revenue



-$324,865
Net Loss



$51,946 [23%]
Short Term Debt



$330,905
Raised in 2025



$18,873
Cash on Hand
As of 04/ 3/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$307,590 $364,452



2024 -$223,703

2025 -$324,865

Net Margin: -89%   Gross Margin: 32%   Return on Assets: -440%   Earnings per Share: -$0.29

Revenue per Employee: $91,113   Cash to Assets: 27%   Revenue to Receivables: 6,041

Debt Ratio: 70%

📄 Fetch_Brands__Inc._Financial_Report_2025.pdf

📄 Fetch_Brands_inc_self_compiled_financials_2023_2024.pdf

We ❤ Our 65 Investors

Thank You For Believing In Us

Roderick Herron
Gigi Bittar
Paul Scott Birdsong II
Jennifer Minor
Kashi Sharma
Maria Duncan
Ryan Floresca
Marguerita Lightfoot
Trung Nam Ha
Andrew Goscinski
Tony Barone

Maheshwar Reddy...
Bart Hollowell
Daniel Lee
Deborah McMakin
Kate Johnson
Judy Beck
Drew Smith
Stephanie Hintz
Greg Brunswick
Julianne Mary Sweeney
Antonio Soto...

Steven Lange
Matthew Mardesich
Dick Clark
Mark H
Patrick Lewis
Judy Bohlen
M C
Kaitlin Carpenter
Scott Winner
Stephen Hawkins
Timothy R McCool

Bill Robinson
Jane Terrazas Murphy
Thomas Johnson
Devin Kopas
Brad Graver
Sunrays LLC
Austin C. Logan
Elizabeth Mardesich
Robert Logan
Michael S Levesque

James Wilson
Katherine Mardesich
Theresa J. Auld
Lee Walker
Cathy & Frank...
Juan Ramirez
Karen White
Anita Coyle
Julie Nelson
Marguerita Lightfoot

Jackson Logan
Toby Martin
Craig A Crispin
Pamela Stephenson
Kyrie Bair
Kelly Powers
Maeci Brown
Marissa Wolfheart
Debbie M Geffrard
Bailey Burfield

Thank You!

From the Neighbor Pet Food Team



Paul Mardesich **in**

CEO & Founder

Founder of Neighbor Pet Food. Successful Executive with multiple exits, including 2 technology companies to IPO and selling of his internet business to The Golf...



Audry Henniger **in**

President

15-year pet industry veteran, passionate rescue pet parent. Oversaw and grew national sales into the double digits for leading pet specialty brand, K9/Feline...



Scott Waggener **in**

VP of Operations

Operations industry expert with multiple manufacturing build-outs and process enhancements to his credit. Established and the unique and profitable, local-market-model...



Dylan I Anderson **in**

CFO

CFO of Urban Airship, RadarFirst & Max-Viz. 25+ years of financial experience with multiple exits.



Juli Warner **in**

Fractional Marketing Director

18 years pet and consumer CPG marketing experience across start-up and Fortune 25 companies including The Hom...



Mark Forsman **in**

Creative Director - Brand

Seasoned creative leader with 10+ years of experience building and growing CPG brands including the pet food space....



Sean Harry

Executive Chef

Almost 20 years chef experience, from fine dining to running a Colorado ski resorts culinary department. A...

Details

The Board of Directors

Director	Occupation	Joined
Paul Mardesich	CEO @ Neighbor Pet Food	2022

Officers

Officer	Title	Joined
Audry Henniger	President	2024
Paul Mardesich	CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Paul Mardesich	1,000,000 Common	88.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2022	$10,000	Preferred Stock	Section 4(a)(2)
06/2022	$12,500	Preferred Stock	Section 4(a)(2)
11/2023	$60,003	Preferred Stock	Section 4(a)(2)
02/2024	$150,000		Section 4(a)(2)
02/2024	$92,404		Section 4(a)(2)
07/2024	$100,000		Section 4(a)(2)
07/2024	$11,500		Section 4(a)(2)
02/2025	$23,333		Section 4(a)(2)
04/2025	$65,000		Section 4(a)(2)
04/2025	$5,000		Section 4(a)(2)
11/2025	$14,000		Section 4(a)(2)
11/2025	$75,000		Section 4(a)(2)
11/2025	$96,302		4(a)(6)
12/2025	$52,270		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/28/2024	$150,000 ❓	8.0%	20.0%	$975,000	05/31/2026
02/28/2024	$92,404 ❓	8.0%	20.0%	$975,000	05/31/2026
07/31/2024	$100,000 ❓	8.0%	20.0%	$1,500,000	05/31/2026
07/31/2024	$11,500 ❓	8.0%	20.0%	$1,500,000	05/31/2026
02/28/2025	$23,333 ❓	8.0%	20.0%	$1,500,000	02/27/2027
04/30/2025	$65,000 ❓	8.0%	7.5%	$2,250,000	05/01/2027
04/30/2025	$5,000 ❓	8.0%	7.5%	$2,250,000	05/01/2027
11/01/2025	$14,000 ❓	8.0%	25.0%	$5,000,000	10/31/2028
11/01/2025	$75,000 ❓	8.0%	25.0%	$5,000,000	10/31/2028
12/31/2025	$52,270 ❓	8.0%	25.0%	$5,000,000	12/31/2028

Outstanding Debts
None.

Capital Structure

Class of Security	Securities (or Amount)	Securities (or Amount)	Voting Rights

	Authorized	Outstanding	Rights
Preferred Stock	1,000,000	127,197	Yes
Common Stock	3,000,000	1,000,000	Yes

Warrants: 0
Options: 1

Form C Risks:

A Reg CF campaign brings in a large number of investors. Managing investor communications and potential future voting rights can be complex, which may impact decision-making and future fundraising efforts. We are structuring our investment terms to minimize these risks while keeping investors informed.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Neighbor Pet Food is operating in a highly competitive pet food industry. While we believe our fresh, human-grade pet food differentiates us, changes in consumer preferences, economic downturns, or unexpected operational challenges could impact our business performance. If we are unable to execute our strategy effectively, there is a risk of financial losses.

Investing in Neighbor Pet Food is a long-term commitment. There is no guarantee of liquidity, meaning investors may not be able to sell their shares. Our goal is to build a valuable company that creates strong potential for an exit (such as acquisition or public offering), but we cannot guarantee if or when that will happen.

We are raising funds under Regulation Crowdfunding (Reg CF), which requires strict compliance with SEC regulations. Any failure to meet these requirements—such as financial reporting, investor disclosures, or regulatory changes—could impact our ability to raise future capital or operate effectively.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

There is a risk that key employees who are critical to our operations due to industry knowledge or length of service could depart the company and similar talent difficult or not able to replace.

There is economic risk from our customers who pay for our natural dog food products and that would decrease our sales.

There is a risk our CEO, Paul Mardesich, decides to leave or retire from day to to day operation. As such, it is likely that the company will not make the same progress as it would if that were not the case.

There is a risk that food suppliers costs increase too much for us to be competitive in our space.

There is a risk that the company cannot raise additional funds through a RegCF or from other investors including accredited investors and early stage venture capital. Without additional funds the company may not be able to maintain operations.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be

An investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined
arbitrarily by the Company, and does not necessarily bear any relationship to the Company's
book value, assets, earnings or other generally accepted valuation criteria. In determining the
offering price, the Company did not employ investment banking firms or other outside
organizations to make an independent appraisal or evaluation. Accordingly, the offering price
should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee
that the SAFE will be converted into any particular number of shares of Preferred Stock . As
discussed in Question 13, when we engage in an offering of equity interests involving Preferred
Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the
total value of the Investor's investment, divided by the price of the Preferred Stock being
issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap,
the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total
amount of the Company's capitalization at that time. Because there will likely be no public
market for our securities prior to an initial public offering or similar liquidity event, the price of
the Preferred Stock that Investors will receive, and/or the total value of the Company's
capitalization, will be determined by our board of directors . Among the factors we may
consider in determining the price of Preferred Stock are prevailing market conditions, our
financial information, market valuations of other companies that we believe to be comparable
to us, estimates of our business potential, the present state of our development and other
factors deemed relevant. In the future, we will perform valuations of our stock (including both
common stock and Preferred Stock) that take into account, as applicable, factors such as the
following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and
privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our
company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Fetch Brands, Inc.

Wyoming Corporation
Organized February 2022
4 employees
7595 SW Broadmoor Terrace
Portland OR 97255 https://neighborpetfood.com/

Business Description

Refer to the Neighbor Pet Food profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Neighbor Pet Food is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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